UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December 2010

Commission File Number 1-14966

CNOOC Limited
(Translation of registrant’s name into English)

65th Floor Bank of China Tower One Garden Road Central, Hong Kong
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  Not applicable

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNOOC Limited

By:	/s/ Jiang Yongzhi
Name:	Jiang Yongzhi
Title:	Joint Company Secretary
Dated: December 3, 2010

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release dated December 3, 2010 entitled “CNOOC Limited Honored with 2010 Platts Global Energy Awards”.

Exhibit 99.1

For Immediate Release

CNOOC Limited Honored with 2010 Platts Global Energy Awards

(Hong Kong, December 3, 2010) CNOOC Limited (the “Company", NYSE: CEO, SEHK: 0883) is pleased to announce that it has been recognized as  “Energy Company of the Year”, the highest award of Platts Global Energy Awards this year. In addition, the Company has been selected as “Energy Producer of the Year” by Platts.

Platts Global Energy Awards are the premier honor of energy industry. CNOOC Limited is the first Chinese energy company receiving the awards since the establishment of Platts Global Energy Awards 12 years ago.

Larry Neal, president of Platts, commented,“Not only is this a first win for China in the Awards history, but CNOOC Limited ranks among an elite few companies that have taken home awards in two categories in the same year.”

“Energy Company of the Year” is selected from the finalists in all other categories at the annual Platts Global Energy Awards. According to Platts, in its selection of Energy Company of the Year, Platts’ panel of judges highlighted CNOOC Limited’s surge onto the global energy stage. They pointed to the Company’s strong strategic investments, streamlined management, increased activities in engineering, construction and development, as well as its exploration discoveries and increased priority on social responsibility – all of which underscore the firm’s commitment to becoming a truly “world class” energy company.

“Energy Producer of the Year” recognizes a company in the upstream sector which demonstrates excellence in exploration and production results, customer care, financial results, safety, security and strategic vision.

Chairman of the Company, Mr. Fu Chengyu commented, “We are honored to receive these prestigious awards and would like to express my gratitude to our Board of Directors and all of our employees. These awards are not only the recognition for what we did, but also encouragement for us to do more and better in the future. While focusing on providing reliable energy to the community, the Company will strive to accomplish harmonious development between the Company and the communities where we have operation.”

Mr. Yang Hua, the Vice chairman and CEO of CNOOC Limited said, “I would like to thank Platts for this recognition. As always, we’ll continue to be committed to enhance our enterprise value in the market, reward shareholders and benefit the society.”

– End –

Notes to Editors:
More information about the Company is available at http://www.cnoocltd.com.
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This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements regarding expected future events, business prospectus or financial results. The words “believe”, “intend”, “expect”, “anticipate”, “project”, “estimate”, “plan”, “predict” and similar expressions are intended to identify such forward-looking statements. These statements are based on assumptions and analyses made by us that we believe are reasonable under the circumstances. However, whether actual results and developments will meet our expectations and predictions depend on a number of risks and uncertainties which could cause our actual results, performance and financial condition to differ materially from our expectations. For a description of these and other risks and uncertainties, please see the documents we file from time to time with the United States Securities and Exchange Commission, including our 2009 Annual Report on Form 20-F filed on April 23, 2010.
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For further enquiries, please contact:

Mr. Jiang Yongzhi
Joint Company Secretary and General Manager of Investor Relations Department
CNOOC Limited
Tel: +86-10-8452-1731
Fax: +86-10-8452-1441
E-mail: jiangyzh2@cnooc.com.cn

Ms. Sharon Fung
Ketchum Newscan Public Relations Ltd
Tel: +852-3141-8082
Fax: +852-2510-8199
E-mail: sharon.fung@knprhk.com